TEVA ANNOUNCES LAUNCH OF GENERIC EPIDUO®
IN THE UNITED STATES

Jerusalem, July 28, 2017 – Teva Pharmaceutical Industries Ltd., (NYSE and TASE: TEVA) today announced the launch of generic Epiduo®1 (adapalene and benzoyl peroxide) gel, 0.1%/2.5% in the U.S.

Adapalene and benzoyl peroxide gel 0.1%/2.5% is a combination of adapalene, a retinoid, and benzoyl peroxide, and is indicated for the topical treatment of acne vulgaris in patients 9 years of age and older.

“I am very pleased that Teva is introducing another first generic product, bringing value to our patients and savings to the US healthcare system,” said Andy Boyer, President & CEO, Global Generic Medicines, North America.”

Teva was the first company to file a generic application for Epiduo and is expected to benefit from 180-days of generic product exclusivity. This launch marks the most recent addition to Teva’s portfolio of over 40 dermatology products.

“This is an extremely important development for Teva in our desire to make a meaningful difference to the millions of patients who suffer from acne in the U.S.,” said Hafrun Fridriksdottir, Ph.D., EVP, President of Global Generics R&D.

With close to 600 generic medicines available, Teva has the largest portfolio of FDA-approved generic products on the market and holds the leading position in first-to-file opportunities, with over 100 pending first-to-files in the U.S. Currently, one in six generic prescriptions dispensed in the U.S. is filled with a Teva product.

Adapalene and benzoyl peroxide gel 0.1%/2.5% had annual sales of approximately $251 million in the U.S. according to IMS data as of March 2017.

About Adapalene and Benzoyl Peroxide Gel 0.1%/2.5%
Adapalene and benzoyl peroxide gel 0.1%/2.5% is indicated for the topical treatment of acne vulgaris in patients 9 years of age and older.

Important Safety Information
Exposure to sunlight, including sunlamps, should be minimized during use. Patients with high levels of sun exposure and those with inherent sensitivity to sun should exercise particular caution. Use of sunscreen products and protective apparel are recommended when exposure cannot be avoided. Erythema, scaling, dryness, and stinging/burning may be experienced with use. These are most likely to occur during the first four weeks of treatment, are mostly mild to moderate in intensity, and usually lessen with continued use of the medication. Irritant and allergic contact dermatitis may occur. The product should not be applied to cuts, abrasions, eczematous or sunburned skin. Avoid concomitant use of other potentially irritating topical products. In clinical trials, the most commonly reported adverse events (greater than or equal to 1%) were dry skin, contact dermatitis, application site burning, application site irritation and skin irritation.

For more information, please see accompanying Full Prescribing Information.

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions used by approximately 200 million patients in 100 markets every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,800 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has the world-leading innovative treatment for multiple sclerosis as well as late-stage development programs for other disorders of the central nervous system, including movement disorders, migraine, pain and neurodegenerative conditions, as well as a broad portfolio of respiratory products. Teva is leveraging its generics and specialty capabilities in order to seek new ways of addressing unmet patient needs by combining drug development with devices, services and technologies. Teva’s net revenues in 2016 were $21.9 billion. For more information, visit www.tevapharm.com.

Cautionary Note Regarding Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the launch and potential benefits of Teva’s generic version of Epiduo®, which are based on management’s current beliefs and expectations and are subject to substantial risks and uncertainties, both known and unknown, that could cause our future results, performance or achievements to differ significantly from that expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to:

commercial success of Teva’s adapalene and benzoyl peroxide gel, 0.1%/2.5%;
our generics medicines business, including: that we are substantially more dependent on this business, with its significant attendant risks, following our acquisition of Allergan plc’s worldwide generic pharmaceuticals business (“Actavis Generics”); our ability to realize the anticipated benefits of the acquisition (and any delay in realizing those benefits) or difficulties in integrating Actavis Generics; the increase in the number of competitors targeting generic opportunities and seeking U.S. market exclusivity for generic versions of significant products; price erosion relating to our generic products, both from competing products and as a result of increased governmental pricing pressures; and our ability to take advantage of high-value biosimilar opportunities;
our business and operations in general, including: our ability to develop and commercialize additional pharmaceutical products; manufacturing or quality control problems, which may damage our reputation for quality production and require costly remediation; interruptions in our supply chain; disruptions of our or third party information technology systems or breaches of our data security; the failure to recruit or retain key personnel, including those who joined us as part of the Actavis Generics acquisition; the restructuring of our manufacturing network, including potential related labor unrest; the impact of continuing consolidation of our distributors and customers; and variations in patent laws that may adversely affect our ability to manufacture our products;
compliance, regulatory and litigation matters, including: costs and delays resulting from the extensive governmental regulation to which we are subject; the effects of reforms in healthcare regulation and reductions in pharmaceutical pricing, reimbursement and coverage; potential additional adverse consequences following our resolution with the U.S. government of our FCPA investigation; governmental investigations into sales and marketing practices; potential liability for sales of generic products prior to a final resolution of outstanding patent litigation; product liability claims; increased government scrutiny of our patent settlement agreements; failure to comply with complex Medicare and Medicaid reporting and payment obligations; and environmental risks.

and other factors discussed in our Annual Report on Form 20-F for the year ended December 31, 2016 (“Annual Report”), including in the section captioned “Risk Factors,” and in our other filings with the U.S. Securities and Exchange Commission  which are available at www.sec.gov and www.tevapharm.com. Forward-looking statements speak only as of the date on which they are made, and we assume no obligation to update or revise any forward-looking statements or other information contained herein, whether as a result of new information, future events or otherwise. You are cautioned not to put undue reliance on these forward looking statements. .

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[1]	Epiduo® is a registered trademark of Galderma Laboratories, L.P.